

May 10, 2018

Stephen A. Hurly
President and Chief Executive Officer
Eleven Biotherapeutics, Inc.
245 First Street, Suite 1800
Cambridge, MA 02142

> **Re: Eleven Biotherapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 4, 2018**
> **File No. 333-224682**

Dear Mr. Hurly:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

> Division of Corporation Finance
> Office of Healthcare & Insurance

cc:     Steve Abrams, Esq.